Exhibit 99.2

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Assets
Current assets
Cash	$32,188,711	$33,195,112	$4,264,915
Accounts receivable, net	3,581,852	3,485,239	447,784
Prepayment, deposits and other receivables, net	1,974,655	6,304,071	809,948
Amount due from a related party	-	20,000	2,570
Total current assets	37,745,218	43,004,422	5,525,217

Property and equipment, net	165,045	152,547	19,599
Right-of-use (“ROU”) assets – operating lease	1,225,109	840,603	108,000
Total non-current assets	1,390,154	993,150	127,599
Total assets	$39,135,372	$43,997,572	$5,652,816

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$8,071,739	$14,851,076	$1,908,069
Account payable	48,622	73,325	9,421
Income tax payable	2,678,817	2,410,984	309,764
Operating lease obligation, current portion	945,801	661,615	85,004
Total current liabilities	11,744,979	17,997,000	2,312,258

Other liabilities
Operating lease obligation, non-current portion	291,151	190,765	24,510
Total other liabilities	291,151	190,765	24,510
Total liabilities	12,036,130	18,187,765	2,336,768

Commitment and contingencies

Shareholders’ equity
Class A Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 1,801,515 shares issued and 1,463,012 shares outstanding as of December 31, 2025 and 1,801,515 shares issued and 1,441,265 shares outstanding as of June 30, 2025*	87,694	87,694	11,266
Class B Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 360,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025*	17,550	17,550	2,255
Shares reserved for issuance	(17,562)	(16,502)	(2,120)
Additional paid-in capital	48,293,749	48,343,451	6,211,176
Accumulated deficit	(21,187,583)	(22,334,593)	(2,869,553)
Accumulated other comprehensive loss	(94,606)	(287,793)	(36,976)
Total shareholders’ equity	27,099,242	25,809,807	3,316,048
Total liabilities and shareholders’ equity	$39,135,372	$43,997,572	$5,652,816

*

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025, before giving effect to the Reverse Stock Split (as defined below).

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025 (the “Reverse Stock Split”).

The accompany notes are an integral part of these unaudited condensed consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Revenues
Employment services	$5,038,418	$5,329,806	$684,775
Payroll outsourcing services	8,686,075	8,702,307	1,118,074
Total revenues	13,724,493	14,032,113	1,802,849

Cost of revenues	(8,786,932)	(9,014,200)	(1,158,146)

Operating expenses
Selling, general and administrative expenses	(13,036,023)	(6,459,337)	(829,897)
Research and development expenses	(18,686,290)	-	-
Reversal of provision for credit losses	92,618	342	44
Total operating expenses	(31,629,695)	(6,458,995)	(829,853)

Loss from operations	(26,692,134)	(1,441,082)	(185,150)

Other income
Interest income	339,072	426,696	54,822
Interest expense	(34,181)	(23,481)	(3,017)
Other (expense) income	(54,548)	11,193	1,438
Total other income	250,343	414,408	53,243
Loss before income tax	(26,441,791)	(1,026,674)	(131,907)

Income tax expense	(87,570)	(120,336)	(15,461)
Net loss	$(26,529,361)	$(1,147,010)	$(147,368)

Foreign currency translation adjustment	(130,574)	(193,187)	(24,821)
Comprehensive loss	$(26,659,935)	$(1,340,197)	$(172,189)

Weighted average number of ordinary shares
Basic and diluted*	1,715,280	2,030,231	2,030,231

Loss per share
Basic and diluted*	$(15.47)	$(0.56)	$(0.07)

*

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025, before giving effect to the Reverse Stock Split (as defined below).

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

The accompany notes are an integral part of these unaudited condensed consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

For the six months ended December 31, 2024

						Accumulated
						other
				Additional	Retained	comprehensive
	Ordinary Shares		Subscription	paid-in	(Accumulated	Income
	Shares*	Par Value	receivable	capital	deficit)	(deficit)	Total
		HKD	HKD	HKD	HKD	HKD	HKD
Balance, July 1, 2024	1,600,000	$77,630	$(77,630)	$40,000	$6,381,130	$54,353	$6,475,483
Issuance of ordinary shares upon IPO, net	201,265	10,052	77,630	48,253,749	-	-	48,341,431
Net loss	-	-	-	-	(26,529,361)	-	(26,529,361)
Foreign currency translation	-	-	-	-	-	(130,574)	(130,574)
Balance, December 31, 2024	1,801,265	$87,682	$-	$48,293,749	$(20,148,231)	$(76,221)	$28,156,979

For the six months ended December 31, 2025

	Class A ordinary Shares			Class B ordinary Shares				Shares reserved for	Additional paid-in			Accumulated		Accumulated other comprehensive
	Shares*	Par Value		Shares*	Par Value			issuance	capital			deficit		loss	Total
		HKD			HKD			HKD	HKD			HKD		HKD	HKD
Balance, July 1, 2025	1,801,515		$87,694	360,000		$17,550		$(17,562)		$48,293,749		$(21,187,583)		$(94,606)		$27,099,242
Distribution of shares to employees for ESOP	-		-	-		-		1,060		49,702		-		-		50,762
Net loss	-		-	-		-		-		-		(1,147,010)		-		(1,147,010)
Foreign currency translation	-		-	-		-		-		-		-		(193,187)		(193,187)
Balance, December 31, 2025	1,801,515		$87,694	360,000		$17,550		$(16,502)		$48,343,451		$(22,334,593)		$(287,793)		$25,809,807
		US$	11,266		US$	2,255	US$	(2,120)	US$	6,211,176	US$	(2,869,553)	US$	(36,976)	US$	3,316,048

*

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025, before giving effect to the Reverse Stock Split (as defined below).

Giving retroactive effect to the 10-for-1 reverse share split effected on September 8, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Cash flows from operating activities:
Net loss	$(26,529,361)	$(1,147,010)	$(147,368)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	53,548	55,053	7,073
Amortization of right-of-use assets-operating lease	557,495	567,585	72,923
Reversal of provision for credit losses	(92,618)	(342)	(44)
ESOP Expenses	-	50,762	6,522
Change in operating assets and liabilities
Accounts receivable	(146,017)	96,955	12,457
Prepayment, deposits and other receivables	1,077,571	(4,329,416)	(556,245)
Amount due from a related party	-	(20,000)	(2,570)
Accrued expenses and other payables	(906,195)	6,779,337	871,011
Account payable	15,012	24,703	3,174
Income tax payable	(841,670)	(267,833)	(34,411)
Lease liabilities	(556,070)	(555,420)	(71,360)
Net cash (used in) provided by operating activities	(27,368,305)	1,254,374	161,162

Cash flow from investing activities:
Purchases of property and equipment	(48,240)	(43,500)	(5,589)
Net cash used in investing activity	(48,240)	(43,500)	(5,589)

Cash flow from financing activities:
Repayment from shareholders	77,630	-	-
Proceed from IPO, net	55,057,154	-	-
Dividend payments	(5,865,364)	-	-
Net cash provided by financing activities	49,269,420	-	-

Net change in cash	21,852,875	1,210,874	155,573

Cash, beginning of the period	10,855,128	32,188,711	4,135,613
Effect on exchange rate	(131,311)	(204,473)	(26,271)

Cash, end of the period	$32,576,692	$33,195,112	$4,264,915

Reconciliation of cash to the unaudited condensed consolidated balance sheets
Cash	$32,576,692	$33,195,112	$4,264,915
Cash, end of the period	$32,576,692	$33,195,112	$4,264,915

Supplemental cash flow information
Cash paid for income tax	$874,929	$350,462	$45,027
Cash paid for interest expense	$18	$86	$11

Non-cash transactions in investing and financing activities
Deferred IPO cost recognized as additional paid-in capital	$7,334,123	$-	$-
Right-of-use assets obtained in exchange of lease liabilities	-	170,848	21,951

The accompany notes are an integral part of these unaudited condensed consolidated financial statements

GALAXY PAYROLL GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 — Nature of business and organization

Galaxy Payroll Group Limited (“Galaxy Payroll BVI”) was incorporated in the British Virgin Islands with limited liability on August 26, 2021. Galaxy Payroll BVI has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings Limited (“Melkweg Cayman”). Melkweg Cayman is a holding Group incorporated on October 31, 2019 under the Companies Act (2021 Revision) of the Cayman Islands. Melkweg Cayman has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings (BVI) Limited (“Melkweg BVI”) which was incorporated under BVI law on November 5, 2019. Melkweg BVI is also a holding Group holding of all the equity interest of Galaxy Payroll Services Limited (“Galaxy Payroll (HK)” (which is the holding Group of Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”), Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”), Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”) (which is the holding Group of Galaxy Human Resources Limited (“Galaxy HR (TW)”)) and Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”) (which is the holding Group of Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)) (collectively referred to as the “Subsidiaries”).

Galaxy Payroll BVI, through the Subsidiaries (together, the “Group”), is engaged in providing payroll outsourcing services and employment services. The Group’s headquarters are in Hong Kong, China, Taiwan, and Macau. Majority of the Group’s business activities are carried out by Galaxy Payroll (HK).

Melkweg BVI acquired all the equity interest of the Subsidiaries from the equity holders via certain share exchange agreement on December 12, 2019.

Melkweg Cayman acquired all the equity interest of Melkweg BVI from the shareholder via share exchange agreement on January 17, 2020. Galaxy Payroll BVI then acquired all the equity interests of Melkweg Cayman via certain share exchange agreement on August 26, 2021. Upon completion of the exchange, Melkweg Cayman was 100% owned by the Group, and the restructuring of the Group was then completed. Galaxy Payroll BVI, Melkweg Cayman and Melkweg BVI and all subsidiaries are under common control which results in the consolidation of Melkweg Cayman and Galaxy Payroll BVI at carrying value. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompany unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Galaxy Payroll Group Limited (“Galaxy Payroll BVI”)	● Located in the British Virgin Islands (“BVI”) ● Incorporated on August 26, 2021	-	Investment holding

Melkweg Holdings Limited (“Melkweg Cayman”)	● Located in the Cayman Islands ● Incorporated on October 31, 2019	100% directly owned by Galaxy Payroll BVI	Investment holding

Melkweg Holdings (BVI) Limited (“Melkweg BVI”)	● Located in the BVI ● Incorporated on November 5, 2019	100% directly owned by Melkweg Cayman	Investment holding

Galaxy Payroll Services Limited (“Galaxy Payroll (HK)”)	● Located in Hong Kong ● Incorporated on February 21, 2013	100% owned by Melkweg BVI	Provision of payroll outsourcing and employment services

Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”)	● Located in Macau ● Incorporated on July 26, 2016	98% owned by Galaxy Payroll (HK) and 2% owned by Galaxy Solutions Partner	Provision of payroll outsourcing services

Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”)	● Located in Hong Kong ● Incorporated on December 31, 2018	100% owned by Melkweg BVI	Investment holding

Galaxy Human Resources Limited (“Galaxy HR (TW)”)	● Located in Taiwan ● Incorporated on March 21, 2018	100% owned by Galaxy Payroll (TW)	Provision of employment services

Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”)	● Located in Hong Kong ● Incorporated on February 5, 2013	100% owned by Melkweg BVI	Provision of employment services (acting as employer of record)

Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”)	● Located in Hong Kong ● Incorporated on October 24, 2017	100% owned by Melkweg BVI	Investment holding

Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on February 21, 2013	100% owned by Galaxy Payroll (China)	Provision of payroll outsourcing and employment services

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Group and its subsidiaries. All inter-Group transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for credit losses, and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include the Group’s ability to realize deferred tax assets and the estimates of provision for credit losses.

Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the periods. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Foreign currency translation and transaction

The Group uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of Galaxy Payroll BVI is United States Dollar (“US$”) and its subsidiaries which are incorporated in Hong Kong, Cayman, Macau, Taiwan and China is HKD, USD, MOP, NTD and RMB, respectively, which are their respective local currency based on the criteria of ASC 830, “Foreign Currency Matters.”

In the unaudited condensed consolidated financial statements of the Group, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows from HKD into US$ as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=7.7833, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Revenues are recognized when control of the promised services and deliverables are transferred to the Group’s clients in an amount that reflects the consideration the Group expects to be entitled to and receive in exchange for services and deliverables rendered.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group generates revenues from fees charged for the services (payroll outsourcing services and employment services) provided to its clients.

There are two revenue streams within the Group’s operations: payroll outsourcing services and employment services.

Employment services

For the employment services, the Group (i) employs candidates who are sourced by the customers themselves under the name of the Group’s entities or under the name of the Group’s in-country partners and then the Group seconds the employees back to the customers; (ii) handles the seconded employees’ payroll and other administrative matters as their employer of records directly or through its in-country partners; and (iii) makes sure the employment is complied with the Labor Law in the respective jurisdictions.

The performance obligations in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Group performs the services. The Group uses the output method based on a fixed fee per employee serviced to recognize revenue, as the value to the client of the goods or services transferred to date (e.g., number of payees or number of payrolls processed) appropriately depicts performance towards complete satisfaction of the performance obligation. The fees are typically billed in the period in which services are performed.

The Group considers the guidance in ASC 606 with respect to principal versus agent considerations, in determining the appropriate treatment for the transactions between the Group and the Group’s in-country partners and the customers related to employment of candidates. The classification of transactions under the arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. The Group arranges employment for the Group’s customers who bear the cost of candidates’ salary. The Group collects the payroll and pays the candidate on behalf of its customers. Therefore, the Group acts as an agent in the provision of such services and recognizes the revenue with the gross billings to the customers less the amounts the Group pays to the candidates sourced by the customers.

The service fee for each seconded employee is charged on a monthly basis during the service period based on an agreed percentage of the seconded employee’s monthly remuneration package or at a fixed fee per seconded employee, at an agreed currency exchange rate on the monthly remuneration package for settlement where applicable. The Group usually allows a credit term of 30 days to its customers, or the invoices are due upon receipt.

There is no variable consideration, significant financing components or non-cash consideration in the contracts. Accordingly, based on the output methods, the Group recognizes revenues for the employment services on a monthly basis when it satisfies its performance obligations that it renders employment services throughout the contract terms.

There is no contract asset that the Group has right to consideration in exchange for its employment services that the Group has transferred to customers, which such right is conditional on something other than the passage of time.

Payroll outsourcing services

The Group provides payroll outsourcing services to customers. Such services are recognized as a performance obligation satisfied over time as customers simultaneously receive and consume the benefits provided by the Group using output methods.

The promises in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Group performs the services. The service fee for the payroll outsourcing services is charged and invoiced on a fixed fee per staff upon completion of each payroll calculation, as the value to the client of the goods or services transferred to date (e.g., number of payees or number of payrolls processed) appropriately depicts performance towards complete satisfaction of the performance obligation. The fees are typically billed in the period in which services are performed. The Group usually allows a credit term ranging from 30 days to 90 days for its customers.

The Group concludes that the monthly payroll outsourcing services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

There is no variable consideration, significant financing components or non-cash consideration in the contracts. Accordingly, based on the output methods, The Group recognizes revenues for the payroll outsourcing services on a monthly basis when it satisfies its performance obligations that it renders payroll outsourcing services throughout the contract terms.

There is no contract asset that the Group has right to consideration in exchange for its payroll outsourcing services that the Group has transferred to its customers, which such right is conditional on something other than the passage of time.

Cost of Revenues

Cost of revenues consists of in-country partner cost, net exchange difference, employee compensation, related payroll benefits and the Group’s directors’ remuneration which are attributable to the revenue-generating activities.

Related Parties

The Group accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Group if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Group. Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash also consists of funds generated from the Group’s operating activities which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw. The Group maintains its bank accounts in the Hong Kong SAR, China, Macau and Taiwan.

Deposits accounts denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD500,000 (US$64,240) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of December 31, 2025 and June 30, 2025, the cash was HKD33,195,112 (US$4,264,915) and HKD32,188,711 respectively. Majority of cash is held in the financial institutions in Hong Kong which are insured by Deposit Protection Scheme. The Group’s cash deposits held in financial institutions located in China, Macau and Taiwan are insured with the local regulation mandated on obligatory insurance of bank accounts. The Group has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from the clients but have not yet been collected. Accounts receivable is recorded at the original invoice amount less a provision for estimated credit losses.

On July 1, 2023, the Group adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”).

The Group estimated its provision for credit losses using relevant available information from internal and external sources relating to past events including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forward-looking factors. During the six months ended December 31, 2025 and 2024, the Group reversed HKD342 (US$44) and HKD92,618 provision for credit losses on the unaudited condensed consolidated financial statements related to accounts receivable respectively. As of December 31, 2025 and June 30, 2025, the provision for credit losses was HKD43,060 (US$5,532) and HKD43,402 (See Note 4).

Prepayment, deposits and other receivables

Prepayment include the expenses paid in advance to service providers. Deposits consist of security payments made to local in-country partners for the employment services provided and are refundable upon termination of services. Other receivables include remuneration/ Mandatory Provident Fund (“MPF”) payment to be collected from the Group’s customers.

On July 1, 2023, the Group adopted ASC 326 using the modified retrospective method for other receivables recorded in prepayment, deposits and other receivables.

The Group did not have provision for credit losses against other receivables as of December 31, 2025 and June 30, 2025, respectively (See Note 5).

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Lesser of Lease Term or Estimated Useful Life
Leasehold improvements	5 years
Furniture and fixtures	5 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Group assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. For the six months ended December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Employee benefits

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,100 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

The employees of the Group’s subsidiary in the PRC are members of state-managed retirement pension schemes operated by the local government. The subsidiary is required to contribute a specified percentage of its payroll costs to the retirement pension scheme to fund the benefits. The only obligation of this subsidiary with respect to the retirement pension scheme is to make the specified contributions.

The Group’s subsidiary in Taiwan also participates in the employee retirement benefits plans in Taiwan in respect of employees solely under the Group’s employment services. The Group is required to make monthly contributions calculated as a percentage of the monthly payroll costs and the government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group in Taiwan.

The Group also operates a defined contribution scheme which is a unitized scheme, for eligible employees in Macau.

During the six months ended December 31, 2025 and 2024, the Group provides employee benefits to its employees amounting to HKD426,262 (US$54,776) and HKD380,449, respectively.

Leases

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Group may recognize the lease payments in the unaudited condensed consolidated statements of loss on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Group elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term. For the six months ended December 31, 2025 and 2024, the Group’s operating lease expense was HKD567,585 (US$72,923) and HKD557,495 respectively.

The Group evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended December 31, 2025 and 2024, the Group did not have any impairment loss against its operating lease ROU assets.

Research and development expenses

Research and development expenses mainly consist of technology infrastructure expenses related to platform development to support the Group’s business operations. The expenditure incurred related to development of platform are capitalized only when the preliminary project stage is completed and it is probable that the project will be completed and the platform will be used to perform the function intended.

Income taxes

Galaxy Payroll BVI, Melkweg Cayman and Melkweg BVI are not subject to tax on income or capital gains under the current laws of the Cayman Islands and British Virgin Islands respectively. In addition, upon payments of dividends by the Melkweg BVI and Galaxy Payroll (HK), Melkweg BVI to the Group’s shareholders, no British Virgin Islands and Cayman Island withholding tax will be imposed.

Galaxy Payroll HK, Galaxy Solutions Partner, Galaxy Payroll (China) and Galaxy Payroll (TW) are incorporated in and carry trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

No provision for taxation in PRC has been made as the Group’s entities in PRC had no assessable profit for the six months ended December 31, 2025 and 2024.

The Group accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Income tax expense consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is charged or credited in the statements of loss, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group had no uncertain tax position as of December 31, 2025 and June 30, 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2020 to 2025 are subject to examination by any applicable tax authorities. Hong Kong tax returns filed in 2018 to 2025 are subject to examination by any applicable tax authorities. Taiwan tax returns filed in 2018 to 2025 are subject to examination by any applicable tax authorities.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

The Group operates and manages its business as a single reportable segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Group’s CODM assesses the Group’s performance and results of operations on a consolidated basis. The Group generates its revenues from subsidiaries in Taiwan, Macau, Hong Kong and the PRC, all of which are under the control of the Chief Executive Officer. Accordingly, tabular disclosure regarding geographical segments have been presented under Note 3 – Revenues.

Concentration of Risks

The Group is subject to risks associated with concentrations in its customer base and financial instruments. Additionally, the Group’s operations are geographically concentrated in the Asia-Pacific region. Economic, political, or regulatory changes in this region could significantly impact the Group’s performance.

Credit risk

Financial instruments that potentially expose the Group to concentration on credit risk consist primarily of cash and cash equivalents and account receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. Other receivables consist of out-of-pocket payments to be receivable from the service clients. To reduce credit risk, the Group performs on-going credit evaluations of the financial condition of these service clients. The Group establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information. The Group discloses concentrations of customers and vendors whose transactions or balances exceeded 10% during the reporting period.

Concentration of customers

As of December 31, 2025, three customers accounted for 31.7%, 21.6% and 13.5%, respectively, of the Group’s total accounts receivable. As of June 30, 2025, three customers accounted for 50.6%, 16.0% and 15.9%, respectively, of the Group’s total accounts receivable.

For the six months ended December 31, 2025, four major customers accounted for 25.4%, 18.8%, 11.1% and 10.8%, respectively, of the Group’s total revenues. For the six months ended December 31, 2024, three major customers accounted for 23.7%, 19.7% and 13.6%, respectively, of the Group’s total revenues.

Concentration of vendors

As of December 31, 2025, two major vendors accounted for 75% and 15% of the Group’s total account payable, respectively. As of June 30, 2025, one vendor accounted for 100% of the Group’s total account payable.

For the six months ended December 31, 2025, three major vendors accounted for 22.7%, 18.9% and 15.8% of the Group’s total in-country partner costs, respectively. For the six months ended December 31, 2024, three major vendors accounted for 29.4%, 23.1% and 12.0% of the Group’s total in-country partner costs, respectively.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency exchange risk

There is a linked exchange rate system implemented in Hong Kong to stabilize the exchange rate between the Hong Kong dollar (HKD) and the United States dollar (USD). The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. The Company is a holding company, and it relies on dividends paid by the Group’s operating subsidiaries in China for its cash needs. Any significant revaluation of the RMB may materially impact its liquidity and cash flow. To the extent that the Group needs to convert U.S. dollars into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount the Group would receive. Conversely, if the Group decides to convert RMB into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount the Group would receive.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent accounting pronouncements

Recently adopted accounting pronouncements

Segment Reporting (Topic 280). In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its unaudited condensed consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Improvements to expense disaggregation disclosures (Subtopic 220-40). During the FASB’s 2021 agenda consultation and other outreach, investors observed that expense information is critically important in understanding a company’s performance, assessing its prospects for future cash flows, and comparing its performance over time with that of other companies. They indicated that more granular expense information would assist them in better understanding an entity’s cost structure and forecasting future cash flows. The ASU addresses this feedback by requiring public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group expects the adoption of this ASU will not have a material effect on the Group’s unaudited condensed consolidated financial statements.

In December 2025, FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements, which clarifies interim disclosure requirements. This ASU is effective for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Group is currently assessing the impact of this ASU on the Group’s accounting policies and the unaudited condensed consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Group’s clients at an amount that reflects the considerations the Group expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Group’s revenues disaggregated by service lines for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Employment services	$5,038,418	$5,329,806	$684,775
Payroll outsourcing services	$8,686,075	$8,702,307	$1,118,074
Total revenues	$13,724,493	$14,032,113	$1,802,849

The following table presented the Group’s revenues disaggregated by service lines and geographic location of the employees of our customers for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025	2025
Revenues	HKD	HKD	US$
Hong Kong	$446,999	$425,982	$54,730
Macau	36,000	24,037	3,088
PRC	2,593,720	2,711,617	348,389
Taiwan	1,540,392	1,470,822	188,972
Japan	42,584	69,761	8,963
Australia	120,056	-	-
Thailand	12,098	32,471	4,172
Malaysia	-	177,869	22,853
Vietnam	-	19,488	2,504
India	10,346	99,486	12,782
Indonesia	-	27,068	3,478
Philippines	53,125	13,349	1,715
Singapore	36,790	79,179	10,173
South Korea	146,308	71,172	9,144
Italy	-	107,505	13,812
Total employment services	5,038,418	5,329,806	684,775
Hong Kong	424,836	817,924	105,087
Macau	219,605	264,882	34,032
PRC	7,856,625	7,468,402	959,541
Taiwan	160,312	102,954	13,228
India	24,697	48,145	6,186
Total payroll outsourcing services	8,686,075	8,702,307	1,118,074
Total revenues	$13,724,493	$14,032,113	$1,802,849

The following table presents the Group’s revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Services transferred over time	$13,724,493	$14,032,113	$1,802,849
Total revenues	$13,724,493	$14,032,113	$1,802,849

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Accounts receivable	$3,625,254	$3,528,299	$453,316
Less: Allowance for credit losses	(43,402)	(43,060)	(5,532)
Accounts receivable, net	$3,581,852	$3,485,239	$447,784

During the six months ended December 31, 2025 and 2024, reversal of provision for credit losses was HKD342 (US$44) and HKD92,618 respectively.

The following table sets forth the movement of allowance for credit losses:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Beginning balance	$120,620	$43,402	$5,576
Recovery	(115,535)	(37,962)	(4,877)
Addition	38,317	37,620	4,833
Ending balance	$43,402	$43,060	$5,532

Note 5 — Prepayment, deposits and other receivables, net

Prepayment, deposits and other receivables, net included the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Prepayments (1)	$153,818	$164,537	$21,140
Other deposits (2)	872,428	4,540,054	583,306
Rental deposits	516,293	515,243	66,199
Remuneration receivables from the customers to customers’ employees	432,116	1,084,237	139,303
Total Prepayment, deposits and other receivables, net	$1,974,655	$6,304,071	$809,948

(1)	It includes the expenses paid in advance to service providers.

(2)	It is refundable deposits to in-country partners upon the termination of services.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Leasehold improvements	$229,624	$229,624	$29,502
Furniture and fixtures	102,000	102,000	13,105
Office equipment	767,502	810,186	104,093
Subtotal	1,099,126	1,141,810	146,700
Less: accumulated depreciation	(934,081)	(989,263)	(127,101)
Total	$165,045	$152,547	$19,599

Depreciation expense for the six months ended December 31, 2025 and 2024 amounted to HKD55,053 (US$7,073) and HKD53,548, respectively. Purchase of property and equipment for the six months ended December 31, 2025 and 2024 amounted to HKD43,500 (US$5,589) and HKD48,240 respectively.

Note 7 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Accrued expenses	$2,308,793	$2,036,138	$261,603
Refundable deposits received for employment services (1)	3,678,667	7,555,357	970,714
Remuneration payables for customers’ employees (2)	1,769,208	1,651,419	212,175
Other deposits received (3)	286,871	3,589,362	461,162
Deferred income	28,200	18,800	2,415
Total	$8,071,739	$14,851,076	$1,908,069

(1)	It represented security deposits received from the customers to protect the Group from the loss that the Group may suffer from the termination of employment with the Group’s seconded employees.

(2)	It mainly comprised funds received from the customers in relation to retirement benefit contributions (including MPF and social insurance) and payroll funds of employees of the customers which are to be paid.

(3)	The deposits mainly represented the customers’ advance of payroll funds to ensure timely settlement of customer’s employees’ salaries and retirement benefit contributions to the relevant government authorities.

Note 8 — Taxes

Cayman Island and British Virgin Islands

The Group, Melkweg Cayman and Melkweg BVI were incorporated in the Cayman Islands and British Virgin Islands respectively and conduct all of the Group’s businesses through subsidiaries in Hong Kong, Macau, PRC and Taiwan. Under the current laws of the Cayman Islands and British Virgin Islands, the Group and Melkweg BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by Melkweg BVI to Melkweg Cayman and Melkweg Cayman to the Group’s shareholders, no Cayman Island and British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

Galaxy Payroll (HK), Galaxy GEO Services, Galaxy Payroll (China) and Galaxy Payroll (TW) were incorporated in Hong Kong and are subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Galaxy Payroll (HK), Galaxy GEO Services, Galaxy Payroll (China) and Galaxy Payroll (TW) elected the two-tier profits tax rate for its tax years of 2024 and 2025. Galaxy Payroll (HK) applies the two-tier profits tax rate for its provision for current income and deferred taxes.

Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation.

Macau

Corporate Income Tax in Galaxy HR (Macau) is charged at 12% during the six months ended December 31, 2025 and 2024.

The People’s Republic of China (“PRC”)

Under the Law of The People’s Republic of China on Enterprise Income Tax (the “EIT Law”) and Implementation Regulation of the EIT Law, the tax rate of Galaxy HR (SZ) is 25% during the six months ended December 31, 2025 and 2024.

Taiwan

Corporate Income Tax in Galaxy HR (TW) is charged at 20% during the six months ended December 31, 2025 and 2024.

No provision for taxation in Macau, PRC and Taiwan has been made as the Group’s entities in Macau, PRC and Taiwan had no assessable profit.

The Loss before Income Taxes consisted of the following components:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$

Hong Kong	$1,307,335	$1,443,325	$185,440
Foreign	(27,749,126)	(2,469,999)	(317,347)
Total loss before income taxes	$(26,441,791)	$(1,026,674)	$(131,907)

The income tax provision consisted of the following components:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Current:
Hong Kong	$87,570	$120,336	$15,461
Total current	87,570	120,336	15,461
Total provision for income taxes	$87,570	$120,336	$15,461

 The following table sets forth the significant components of the aggregate deferred tax assets and liabilities as of:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Deferred Tax Assets/Liabilities
Net operating loss carryforwards	$364,025	$216,679	$27,839
Less: valuation allowance	(364,025)	(216,679)	(27,839)
Deferred tax assets, net	$-	$-	$-

For the six months ended December 31, 2025, the net increase in valuation allowance was HKD147,345 (US$18,931). This movement mainly reflected the utilization of the WFOE net operating loss of HKD197,588 (US$25,386), an increase in valuation allowance of HKD44,796 (US$5,755), and a foreign exchange difference of HKD5,447 (US$700).

A reconciliation between the Group’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Loss before income tax	$(26,441,791)	$(1,026,674)	$(131,907)
Hong Kong income tax rate	16.5%	16.5%	16.5%
Income tax expense computed at statutory rate	(4,362,896)	(169,400)	(21,764)
Reconciling items:
Non-deductible expenses	4,483,219	369,201	47,435
Non-taxable income	(70,758)	(157,279)	(20,208)
Preferential rate (1)	(193,617)	(158,289)	(20,337)
Temporary difference not recognized	7,456	55	7
Valuation allowance	284,327	44,806	5,757
Different tax rates of subsidiaries operating in other jurisdictions	53,895	(35,156)	(4,517)
(Over) Under-provision in prior year	(114,056)	226,398	29,088
Total income tax expense	$87,570	$120,336	$15,461
Effective tax rate	-0.33%	-11.72%	-11.72%

(1)	The Group’s basic and diluted losses per share would have been each lowered by HKD0.010 (US$0.001) per share for the six months ended December 31, 2025 and 2024 without the preferential tax rate reduction, respectively.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group have unrecognized tax losses, incurred from the PRC entities, of approximately HKD866,716 (US$111,356) and HKD1,417,215, respectively. The Management believes that it is more likely than not that the Group will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation allowance was provided against the full amount of potential tax benefits based on the unrecognized tax losses incurred. No deferred tax is recognized during the six months ended December 31, 2025 and 2024. As of December 31, 2025, the tax loss carry-forwards will expire between the calendar year 2024 through 2028.

Note 9 — Related party transactions

The following was a summary of related party’s balance as of December 31, 2025 and June 30, 2025 and transactions for the six months ended December 31, 2025 and 2024:

Mr. But, Yiu Kong Kenneth (“Mr. Kenneth But”), an executive director of the Group.

Mr. Lao Wai Hong (“Mr. Lao”) is an executive director and Chief Executive Officer of the Group.

Mr. Lao Wai Man (“Raymond”) is an employee of the Group.

Balance with a related party

			June 30,	December 31,
		Nature of	2025	2025	2025
Name of related parties	Relationship	transactions	HKD	HKD	US$

Galaxy Accounting & Tax Services Limited	Mr. Lao and Mr. Kenneth But being the directors	Amount due from a related party	$-	$20,000	$2,570

Transactions with related parties

			For the six months ended December 31,
		Nature of	2024	2025
Name of related parties	Relationship	transactions	HKD	HKD	US$
Noah Trust (Asia) Limited	Mr. Kenneth But being one of its directors	Payroll outsourcing service fee income	$3,000	$3,000	$385
Nebula 360 Services Limited	Raymond, brother of Mr. Lao, being the director	Referral service fee income	$6,455	$60,925	$7,828
Nebula 360 Services Limited	Raymond, brother of Mr. Lao, being the director	Employment service fee expense	$23,357	$23,384	$3,000

Note 10 — Commitments and contingencies

The Group has entered into lease arrangements for its office facility.

The components of lease expense were as follows:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Operating lease cost	$557,495	$567,585	$72,923

Supplemental balance sheet information related to leases was as follows:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$1,225,109	$840,603	$108,000

Current operating lease obligation	945,801	661,615	85,004
Non-current operating lease obligation	291,151	190,765	24,510
Total operating lease obligation	$1,236,952	$852,380	$109,514

Weighted average remaining lease term (in year or period):
Operating lease	1.0	1.2

Weighted average discount rate:
Operating lease	3.6%	3.9%

Cash paid for amounts included in the measurement of lease liabilities	$1,108,944	$590,264	$75,837

Non-cancellable Operating Lease

The Group’s commitment for minimum lease payment under its operating lease for its office facility as of December 31, 2025 was as follows:

Period ending December 31,	Amount (HKD)	Amount (US$)
2026	$675,771	$86,823
2027	204,023	26,213
Total future lease payments	$879,794	$113,036
Amount representing interest	(27,414)	(3,522)
Present value of future payments	$852,380	$109,514

Total operating lease expense for the Group’s office facility for the six months ended December 31, 2025 and 2024 was HKD567,585 (US$72,923) and HKD557,495, respectively.

Contingencies

In the ordinary course of business, the Group may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025, the Group had no outstanding lawsuits nor claims.

Note 11 — Equity

Ordinary shares

As of December 31, 2025 and June 30, 2025, the ordinary shares issued were 21,615,000 with US$0.000625 par value per share with 18,229,970 and 18,012,500 ordinary shares outstanding as of December 31, 2025 and June 30, 2025 respectively before (i) giving effect to the re-designation of the ordinary shares on March 19, 2025 (as further discussed below); and (ii) giving the retroactive effect of the reverse shares split on September 8, 2025. Each share confers upon the shareholders (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Group; and (c) the right to an equal share in the distribution of the surplus assets of the Group on its liquidation. If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Group is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Consummation of IPO

On September 13, 2024, the Group closed its IPO of 1,750,000 ordinary shares at the initial public offering price of US$4.00 per share for total gross proceeds of US$7,000,000, before deducting underwriting discounts and other offering expenses. On October 15, 2024, the Group closed the sales of an additional 262,500 ordinary shares, representing full exercise of the underwriter’s over-allotment option granted in connection with the Group’s IPO, at the offering price of US$4.00 per share. As a result, the Group has raised gross proceeds of $1,050,000 in addition to the previously announced IPO gross proceeds of $7,000,000, before deducting underwriting discounts and offering expenses.

Re-classification and re-designation of ordinary shares

On March 19, 2025, the re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A Ordinary Shares each with a par value of US$0.000625 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B Ordinary Shares each with a par value of US$0.000625 with fifty votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Group will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares.

Share reserved for issuance

On February 26, 2025, the Group had reserved an aggregate of 3,602,500 Class A Ordinary Shares for issuance under its Employee Share Ownership Plan (“ESOP”), which is designed to attract, retain and incentivize employees through equity-based compensation. Class A Ordinary Shares issued upon exercise or vesting of such awards rank pari passu with all other outstanding Class A Ordinary Shares, including voting and dividend rights. The plan is administered by the Compensation Committee, and all grants are subject to vesting conditions and other terms set forth in the 2025 Stock Incentive Plan. During the six months ended December 31, 2025, 21,747 Class A Ordinary Shares were granted, vested, and exercised by one employee and two consultants under 2025 Stock Incentive Plan respectively. During the year ended June 30, 2025, no Class A Ordinary Shares were granted, vested, or exercised by employees, directors, or consultants under 2025 Stock Incentive Plan respectively.

Reverse shares split

On September 8, 2025, the Group has been approved a consolidation of all issued and unissued Ordinary Shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B Ordinary Shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation. The Share Consolidation reduced the number of outstanding ordinary shares of the Group from 21,615,000 to approximately 2,161,500. No fractional shares were issued in connection with the Share Consolidation. Instead, the Group issued one full post-Share Consolidation ordinary share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. The Group issued an aggregate of 15 full post-Share Consolidation ordinary shares pursuant to this arrangement.

The above-mentioned reverse share split of both Class A and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these unaudited condensed consolidated financial statements.

Dividends

The Group did not declare and pay dividends to its shareholders during the six months ended December 31, 2025 and 2024. The dividend per share was nil during the six months ended December 31, 2025 and 2024. As of December 31, 2025 and June 30, 2025, the dividend payable balance was nil.

Subscription receivable

The subscription receivable represents the unpaid capital contribution of US$10,000 for Galaxy Payroll BVI by the shareholders. The receivable was fully settled as of December 31, 2025 and June 30, 2025.

Note 12 — Share-Based Compensation

On February 26, 2025, the Group adopted the 2025 Share Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with the Group. The maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the 2025 Share Incentive Plan is 360,250, after the retroactive effect of reverse share split on September 8, 2025.

The Group recognized compensation expense for the six months ended December 31, 2025 and 2024 was HKD50,762 (US$6,522) and nil respectively.

As of December 31, 2025 and June 30, 2025, 360,250 Class A Ordinary Shares were issued with retroactive effect of reverse shares split on September 8, 2025. As of December 31, 2025, 21,747 shares have been granted, vested and fully exercised. As of June 30, 2025, nil shares have been fully granted, vested or exercised. There was no unrecognized compensation cost related to unvested share options for the six months ended December 31, 2025 and 2024.

Note 13 — Subsequent events

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date the Group issued the unaudited condensed consolidated financial statements. There were no subsequent events occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements other than those set forth below.

On January 21, 2026, the Company entered into a termination agreement with the 2025 Investors (as defined below), pursuant to which all the obligations under (i) that certain securities purchase agreement, dated as July 11, 2025, and amended on September 12, 2025, by and among the Company and the investors (the “2025 Investors”); and (ii) that certain registration rights agreement dated as of July 11, 2025, by and between the Company and each of the 2025 Investors were terminated.

On January 15, 2026, the Company entered into a securities purchase agreement (the “2026 SPA”) with certain non-U.S. investors (collectively, the “2026 Purchasers”), pursuant to which the Company agreed to sell and the 2026 Purchasers agreed to purchase an aggregate of 3,800,000 Class A Ordinary Shares of the Company, at a purchase price of US$0.66 per Ordinary Share, which is 40% of the closing price of the Class A Ordinary Shares as of January 14, 2026 (the “2026 PIPE Transaction”).

The Company also entered into a registration rights agreement, dated January 15, 2026 (the “2026 RRA”) with each of the 2026 Purchasers, pursuant to which the Company has agreed to file a registration statement to register for resale by the 2026 Purchasers the Ordinary Shares they purchased in the 2026 PIPE Transaction. Such registration statement was filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2026 and was declared effective on March 19, 2026.

On March 30, 2026, the Company’s board of directors resolved the Company could prepare, execute and file with the SEC, a registration statement on Form F-3, including the base prospectus and any and all exhibits and other documents relating thereto, for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act, of any combination of (i) Class A Ordinary Shares (the “Equity Securities”), (ii) debt securities of the Company (the “Debt Securities”), in one or more series, (iii) warrants of the Company to purchase Equity Securities or Debt Securities (the “Warrants”), (iv) rights to purchase Equity Securities, Debt Securities, Warrants, or Units as defined below (the “Rights”), and (v) units consisting of combinations of one or more of the foregoing (the “Units”, and together with the Equity Securities, Debt Securities, Warrants and Rights, the “Securities”), for a maximum aggregate offering price of $200,000,000. This is a shelf registration statement. There is no assurance there will be any take down offerings to occur from such shelf registration statement when and after it is declared effective by the SEC.